[LETTERHEAD OF YUM CHINA HOLDINGS, INC.]

October 3, 2016

VIA HAND DELIVERY AND EDGAR

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Yum China Holdings, Inc.
Amendment No. 6 to
Form 10-12B
Filed September 27, 2016
File No. 001-37762

Dear Mr. Dobbie:

On behalf of Yum China Holdings, Inc. (“Yum China Holdings” or the “Company”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 30 , 2016,  regarding Amendment No. 6 to the Company’s Registration Statement on Form 10 (File No. 001-37762) (“Amendment No. 6”) filed on September 27, 2016.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6.

Form 10

Exhibit 99.1

General

1.                                      We note that you have entered into investment and shareholder’s agreements with two investors in which the company will receive $460 million immediately following the distribution in exchange for approximately 5% of the common stock of the company, warrants to purchase an additional 2% of the common stock of the company and board designation rights. We also note that the number of shares of common stock to be issued may be adjusted by reference to an 8% discount to the volume weighted average trading price over a 30-day period following the distribution. Based on the foregoing, please explain to us whether the shareholders who receive common stock in the distribution are providing consideration or giving up value for the spun-off shares within the meaning of Section 2(a)(3) of the Securities Act.

Response:   The Company respectfully advises the Staff of its view that the pro rata distribution to Yum! Brands, Inc.’s (“YBI”) shareholders (the “Shareholders”) of 100% of the common shares of the Company owned by YBI in connection with the spin-off of the Company from YBI (the “Spin-off”) does not involve the Shareholders providing any consideration or giving up any value for the spun-off shares within the meaning of Section 2(a)(3) of the Securities Act.  The Spin-off will only take place following effectiveness of the registration statement on Form 10 filed by the Company and is a separate transaction from the investment (which themselves are governed by two separate investment agreements).  The conclusion that the Shareholders are not providing consideration or giving up value for the spun-off shares within the meaning of Section 2(a)(3) of the Securities Act is true irrespective of the proposed investment by the investors or the 8% discount described in the Form 10.  We would also note that presently, no shareholders agreement is in effect among any of the parties.  Such agreement will only be entered into when and if the closing of the investment occurs.

In the Spin-off, which does not require Shareholder approval or any other action by Shareholders, YBI will distribute 100% of the issued and outstanding shares of the Company pro rata to existing Shareholders.  The Spin-off will be effected by way of a dividend on shares of YBI common stock declared by the YBI board of directors and, as a dividend, the Spin-off does not require the payment by Shareholders of any consideration or the surrender of any shares of YBI common stock or other property or value in order to receive the dividend.

The Spin-off will take place prior to the proposed investment and is an entirely separate transaction from the investment by the investors.  As a separate and distinct transaction from the investment, the Spin-off is not conditioned in any way upon the consummation of the investment or the timing thereof; the Spin-off will occur (and be consummated on the same terms as described in the Form 10) irrespective of whether the investment is consummated.  Current Shareholders are not a party to, and do not have any decision-making authority or ability with respect to, the investment agreements or the investment by the investors, nor are the current Shareholders being asked to make any payment or take any action with respect to the investment by the investors.  YBI, the Company and the investors could modify or even terminate the investment agreements (including the discount) without in any way affecting the consummation of the Spin-off on the terms described in the Company’s Form 10.  Consummation of the investment (in which the investors will receive newly issued shares of Company common stock from the Company as opposed to shares from existing Shareholders) is subject to conditions that are separate and apart from the conditions applicable to the Spin-off, and the conditions to the investment may or may not be satisfied without affecting consummation of the Spin-off.  The risk that the investment may not be consummated is described on page 40 of Amendment No. 6.  Moreover, although the investment agreements contemplate that the investment will be consummated shortly after the consummation of the Spin-off, YBI, the Company and the investors may agree to delay consummation of the investment.

The 8% volume weighted average discount mechanism described in the Form 10 does not change the analysis provided above and does not constitute any provision of consideration or giving up value by the future Company shareholders.  It is customary for numerous reasons in private offerings of common stock for registrants to offer such common stock at a discount to the market price of the registrant’s common stock.  Such discounts do not involve a transfer of consideration or value by the registrant’s existing shareholders.  The reasons for a discount include, among others, that the shares (like the shares of Company common stock to be acquired by the investors in the investment) are often subject to transfer restrictions such as lock-up arrangements which reduce the value of the acquired shares, and to account for the decrease in market price that is typically associated with the dilutive impact of additional shares being issued to an investor.  However, as discussed above, the issuance of any such shares to the investors will occur after the Spin-off and will not in any way impact the pro rata distribution to Shareholders of 100% of the issued and outstanding shares of the Company owned by YBI at the time of the Spin-off.

*          *          *          *          *          *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Benjamin M. Roth of Wachtell, Lipton, Rosen & Katz, at (212) 403-1378 or at BMRoth@wlrk.com.

Sincerely yours,

/s/ Micky Pant

Micky Pant
Chief Executive Officer
Yum China Holdings, Inc.

Enclosures

cc:	Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

Scott Catlett
Vice President and Deputy General Counsel, Yum! Brands, Inc.